Exhibit 99.1

PRESS RELEASE 601998

RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS

The Hague, April 21, 2005 - The Annual General Meeting of Shareholders (AGM) of AEGON N.V. was held today at the company’s head office in The Hague. The decisions taken by the shareholders include the following:

Annual accounts

The AGM has adopted the annual accounts for the financial year 2004 and the members of the Executive Board and the Supervisory Board were released from liability for their duties.

Final dividend 2004

The total dividend for the fiscal year 2004 was fixed at EUR 0.42 per common share of EUR 0.12 par value. Taking into account the interim dividend of EUR 0.21, the final dividend amounts to EUR 0.21 per common share and will be paid entirely in cash or in stock (in common shares), at the option of the shareholder. The value of the final dividend in stock will be approximately 5% higher than the value of the final dividend in cash. The stock fraction for the stock dividend will be based upon the average price of the AEGON share, as quoted on the Euronext Amsterdam Stock Exchange, calculated for the five trading days from May 3, 2005 through May 9, 2005. The final dividend will be payable as of May 17, 2005.

Amendment to the Articles of Incorporation adopted

The Articles of Incorporation have been amended as proposed. The amendment provides for a number of changes based on the Dutch Corporate Governance Code as well as legislative changes.

Remuneration of the Supervisory Board members

The remuneration of the Supervisory Board members has been amended as proposed.

Reappointments in the Executive Board

Mr. D.J. Shepard and Mr. J.B.M. Streppel have been reappointed as a member of the Executive Board for a term of four years as of April 21, 2005.

Supervisory Board changes in composition

Mr. D.G. Eustace and Mr. W.F.C. Stevens have been reappointed as a member of the Supervisory Board for a term of four years as of April 21, 2005.

Mr. S. Levy has been appointed as a member of the Supervisory Board for a term of four years as of April 21, 2005.

Mr. M. Tabaksblat has stepped down as chairman and as a member of the Supervisory Board. “AEGON, along with the corporate community in the Netherlands, is indebted to Morris Tabaksblat for further defining the high standards of responsible and transparent business practices that will continue to ensure the ongoing trust of our stakeholders,” said Donald J. Shepard, Chairman of the Executive Board.

Mr. D.G. Eustace will succeed Mr. M. Tabaksblat as chairman of the Supervisory Board.

Mr. O.J. Olcay will succeed Mr. D.G. Eustace as vice-chairman of the Supervisory Board.

About AEGON N.V.

AEGON N.V. is one of the world’s leading listed life insurance companies ranked by market capitalization and assets. AEGON’s head office is in The Hague, the Netherlands. At the end of 2004, AEGON companies employed about 27,000 people worldwide.

AEGON’s businesses focus on life insurance and pensions, savings and investment products. The group is also active in accident and supplemental health insurance and general insurance, and has limited banking activities.

AEGON’s three major markets are the United States, the Netherlands and the United Kingdom. In addition, the group is present in a number of other countries including Canada, Hungary, Slovakia, Spain and Taiwan. AEGON is also active in China.

AEGON N.V.

Group Corporate Affairs & Investor Relations

The Hague, the Netherlands

Analysts & Investors	+31 (0)70 344 83 05
Media	+31 (0)70 344 83 44
E-mail	gca-ir@aegon.com

Baltimore, the United States

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Website: www.aegon.com